Greene Concepts, Inc.

13195 Hwy 221N

Marion, NC 28752

February 26, 2024

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eranga Dias

Re:	Greene Concepts, Inc. (the “Company”)
Post-qualification Amendment No. 2 to
Offering Statement on Form 1-A (the “Post-Qualification Amendment”)
Filed January 29, 2024
Commission File No. 024-12157

Ladies and Gentlemen:

On behalf of the Company, I respectfully request that the qualification date of the Post-Qualification Amendment be accelerated and that the Post-Qualification Amendment be declared qualified Wednesday, February 28, 2024, at 10:00 a.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Post-Qualification Amendment will be approved in the State of New York, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Leonard Greene

Leonard Greene

Chief Executive Officer

Greene Concepts, Inc.